SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C.  20549

                             SCHEDULE 13D

              Under the Securities Exchange Act of 1934
                          (Amendment No.   )*

                 Total Petroleum (North America) Ltd.
                           (Name of Issuer)

                      Common stock, no par value
                    (Title of Class of Securities)

                             891508 10 3
                            (CUSIP Number)

                 Ultramar Diamond Shamrock Corporation
                       9830 Colonnade Boulevard
                      San Antonio, Texas  78230
                    Attention:  Curtis Anastasio
             (Name, Address and Telephone Number of Person
           Authorized to Receive Notices and Communications)

                            With a copy to:

                       Robert A. Profusek, Esq.
                      Jones, Day, Reavis & Pogue
                         599 Lexington Avenue
                       New York, New York  10022
                            (212) 326-3939


                          September 25, 1997
       (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box _____.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Ultramar Diamond Shamrock Corporation

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        a _____
                                                              b   X

3     SEC USE ONLY

4     SOURCE OF FUNDS*
            00

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or (e)                             _____

6     CITIZENSHIP OR PLACE OF ORGANIZATION
          United States of America

NUMBERS                7     SOLE VOTING POWER
OF                              -0-
SHARES
BENEFICIALLLY          8     SHARED VOTING POWER
OWNED                           39,354,700
BY
EACH                   9     SOLE DISPOSITIVE POWER
REPORTING                       -0-
PERSON
WITH                  10     SHARED DISPOSITIVE POWER
                                39,354,700

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               39,354,700

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*                                                  _____

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               100%

14     TYPE OF REPORTING PERSON*
               CO


                 *SEE INSTRUCTIONS BEFORE FILLING OUT!

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          3007152 Nova Scotia Company

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        a _____
                                                              b _____

3     SEC USE ONLY

4     SOURCE OF FUNDS*
          00

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or (e)                             _____

6     CITIZENSHIP OR PLACE OF ORGANIZATION
          Canada


NUMBERS               7     SOLE VOTING POWER
OF                               -0-
SHARES                8     SHARED VOTING POWER
BENEFICIALLY                     39,354,700
OWNED
BY                    9     SOLE DISPOSITIVE POWER
EACH                             -0-
REPORTING
PERSON               10     SHARED DISPOSITIVE POWER
WITH                             39,354,700

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               39,354,700

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*                                                  _____

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               100%

14     TYPE OF REPORTING PERSON*
               CO


Item 1.  Security and Issuer.

     The securities to which this statement relates are the common shares, no par value ("Topna Common Shares"), of Total Petroleum (North America) Ltd., a Canadian corporation ("Topna"). Topna's principal offices are located at Total Tower, 900 19th Street, Denver, Colorado 80202.

Item 2.  Identity and Background.

     This statement is filed by Ultramar Diamond Shamrock Corporation, a Delaware corporation ("UDS"), and 3007152 Nova Scotia Company, a Canadian corporation and wholly owned subsidiary of UDS ("Canco").
The principal business of UDS is the refining and marketing of petroleum products. The principal business of Canco is the investment in the Topna Common Shares. The principal offices of each of UDS and Canco are located at 9830 Colonnade Boulevard, San Antonio, Texas 78230.

     Schedule I hereto, which is incorporated herein by this reference, sets forth the name, the business address, the present principal occupation or employment (and the name, principal business, and address of any corporation or other organization in which such employment is conducted), and the citizenship of the directors and executive officers of UDS.

     Neither UDS nor, to its knowledge, any of the persons identified in Schedule I hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Schedule II hereto, which is incorporated herein by this reference, sets forth the name, the business address, the present principal occupation or employment (and the name, principal business, and address of any corporation or other organization in which such employment is conducted), and the citizenship of the directors and executive officers of Canco.

     Neither Canco nor, to its knowledge, any of the persons identified in Schedule II hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

     See Item 4 below.

Item 4.  Purpose of Transaction.

     On September 25, 1997, pursuant to an Arrangement Agreement, dated April 15, 1997, among UDS, Canco and Topna (the "Arrangement Agreement"), each issued and outstanding Topna Common Share was acquired by Canco in exchange for 0.322 of a share of UDS common stock. The Arrangement Agreement is incorporated herein by reference to Exhibit 10.1 to UDS's Quarterly Report on Form 10-Q for the quarter ended March 31, 1997.

Item 5.  Interest in Securities of the Issuer.

     (a) Each of UDS and Canco beneficially owns 39,354,700 Topna Common Shares, which are all of the issued and outstanding Topna Common Shares. Canco owns such shares directly and UDS beneficially owns such shares indirectly through Canco.

     (b) UDS and Canco share the power to vote and dispose of such 39,354,700 Topna Common Shares.

     (c) Not applicable.

     (d) Not applicable.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Arrangement Agreement.  See Item 4 above.

Item 7.  Material To Be Filed As Exhibits.

     Exhibit No.                              Description

         1 Arrangement Agreement, dated as of April 15, 1997, among UDS, Canco and Topna (incorporated by reference to Exhibit 10.1 to UDS's quarterly report on Form 10-Q for the quarter ended March 31, 1997)


                              SIGNATURE

     After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  October 3, 1997

                               ULTRAMAR DIAMOND SHAMROCK CORPORATION


                               /s/   H. Pete Smith
                                     H. PETE SMITH
                                     Executive Vice President

                              SIGNATURE

     After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  October 3, 1997

                               3007152 NOVA SCOTIA COMPANY


                               /s/  Steven A. Blank
                                    STEVEN A. BLANK
                                    Vice President



                             EXHIBIT INDEX


Exhibit No.                  Description            Page Number

    1            Arrangement Agreement, dated as
                 of April 15, 1997, among UDS,
                 Canco and Topna (incorporated by
                 reference to Exhibit 10.1 to UDS's
                 quarterly report on Form 10-Q for
                 the quarter ended March 31, 1997)


                                                           SCHEDULE I


     The following are the directors and executive officers of UDS as of September 25, 1997 and their principal occupations or employment. The business address of all such persons for purposes of this Schedule 13D is 9830 Colonnade Boulevard, San Antonio, Texas 78230. Each of such directors and executive officers is a citizen of the United States.


Name                         Principal Occupation

Directors

Byron Allumbaugh         President of the California Retailers
                         Association

E. Glenn Biggs           President of Biggs & Co.

W.E. "Bill" Bradford     Chairman and Chief Executive Officer of
                         Dresser Industries, Inc.

H. Frederick Christie    Consultant specializing in strategic and
                         financial planning

W. H. Clark              Retired Chief Executive Officer and Chairman
                         of the board of directors of Nalco Chemical
                         Company

Jean Gaulin              Vice-Chairman of the UDS Board, President and
                         Chief Operating Officer of UDS

Roger R. Hemminghaus     Chairman of the Board and Chief Executive
                         Officer of UDS

Russel H. Herman         Former owner and principal of International
                         Energy Consultants Ltd.

Bob Marbut               Chairman and Chief Executive Officer of
                         Argyle Communications, Inc.

Katherine D. Ortega      Director of Ralston Purina Company, Long
                         Island Lighting Company, The Paul Revere
                         Corporation, Rayonier, Inc. and the Kroger
                         Co. and Catalyst; member of the U.S.
                         Comptroller General's Consultant Panel

Madeleine Saint-Jacques  Chairman of the board of Saint-Jacques Vallee
                         Young and Rubicam Inc.

C. Barry Schaefer        Managing director with The Bridgeford Group

Executive Officers

Timothy J. Fretthold     Executive Vice President and Chief
                         Administrative Officer

William R. Klesse        Executive Vice President, Refining, Product
                         Supply and Logistics, Southwest

H. Pete Smith            Executive Vice President and Chief Financial
                         Officer

Robert S. Beadle         Senior Vice President, Retail Marketing,
                         Southwest

W. Paul Eisman           Senior Vice President, Refining, Southwest

Alain Ferland            Senior Vice President, Refining, Product
                         Supply and Logistics, Northeast

Christopher Havens       Senior Vice President, Marketing, Northeast
                         and Wholesale

A.W. O'Donnell           Senior Vice President, Marketing, Southwest


                                                      SCHEDULE II


     The following are the directors and executive officers of Canco as of September 25, 1997 and their principal occupations or employment. The business address of all such persons for purposes of this Schedule 13D is 9830 Colonnade Boulevard, San Antonio, Texas
78230. Unless otherwise indicated, each of such directors and executive officers is a citizen of Canada.

Name                     Principal Occupation

Directors

Daniel M. Campbell       Barrister and Solicitor with Cox Downie

Marcel Dupuis            Treasurer of Ultramar Ltd., a wholly owned
                         subsidiary of UDS

Stephen G. Ecclestone    General Manager, Heating and Commercial
                         Markets, Sales and Services, Atlantic of
                         Ultramar Ltd.

Michael D. Thompson      General Manager, Retail Operations, Atlantic
                         of Ultramar Ltd.

Executive Officers

Steven A. Blank          Vice President and Treasurer of UDS
(citizen of the
United States)

Robert W. Macilreith     Senior Accountant, Crude Oil Supply, Quebec
                         of Canadian Ultramar Company, a wholly owned subsidiary of UDS

Robert J. Martin         General Manager, Crude Oil Supply, Quebec of
(citizen of England)     Canadian Ultramar Company

Jennifer M. C. Overend   Secretary and Associate General Counsel of
                         Ultramar Ltd.